Supplement No. 1 To Prospectus Supplement Dated October 1, 2018	Filed Pursuant to Rule 424(b)(3)
(To Prospectus dated July 2, 2018)	Registration File No. 333-224309

 Monaker Group, Inc.

905,000 shares of Common Stock;

724,000 Warrants to purchase shares of Common Stock; and

724,000 shares of Common Stock issuable upon exercise of Warrants

This Supplement No. 1 amends and supplements the Prospectus Supplement dated October 1, 2018 (the “Prospectus Supplement”) related to the base prospectus dated July 2, 2018 included in our registration statement (File No. 333-224309) filed on April 17, 2018 and declared effective by the Securities and Exchange Commission on July 2, 2018. This Supplement No. 1 should be read in conjunction with the Prospectus Supplement and the Base Prospectus. This Supplement No. 1 amends and supplements only the information contained in the Prospectus Supplement as expressly specified in this Supplement No. 1. All other information contained in the Prospectus Supplement remains as-is.

The Prospectus Supplement relates to the offering of 905,000 shares of common stock; 724,000 warrants to purchase shares of common stock; and 724,000 shares of our common stock issuable under currently outstanding warrants that were issued in a registered offering on or about October 1, 2018 (the “Warrants”). This Supplement No. 1 is being filed in connection with a reduction in the exercise price of such Warrants which was triggered automatically by an underwritten offering of common stock which we completed on April 29, 2019, at $2.00 per share (the “Underwritten Offering”). As a result of the Underwritten Offering, which triggered the anti-dilution rights of the Warrants, the exercise price of the Warrants was reduced from $2.85 per share of common stock to $2.00 per share of common stock, such that all Warrants now have an exercise price of $2.00 per share of common stock.

Accordingly, this Supplement No. 1 amends and supplements the Prospectus Supplement to (i) reflect a decrease in the exercise price of the Warrants from $2.85 per share of common stock to $2.00 per share of common stock, (ii) reflect a decrease in the aggregate net proceeds we expect to receive from the exercise of the Warrants (assuming all Warrants are exercised) from approximately $2,063,400 to approximately $1,448,000, and (iii) make certain other amendments. In particular:

(A)        all references in the Prospectus Supplement to the exercise price of $2.85 per share of common stock with respect to the Warrants are hereby amended and restated to reflect an exercise price of $2.00 per share of common stock;

(B)        all references in the Prospectus Supplement to the aggregate proceeds we expect to receive from the exercise of the Warrants (assuming all Warrants are exercised) being approximately $2,063,400 are hereby amended and restated to reflect that we expect such aggregate proceeds to be approximately $1,448,000; and

(C) (i) the last sentence of the first paragraph on the cover page of the Prospectus Supplement is hereby amended and restated to read as follows: “Each full warrant is exercisable for one share of common stock upon consummation of this offering and terminating on the fifth anniversary of the date of issuance. Each Warrant sold in the offering had an initial exercise price of $2.85 per share; however, as a result of anti-dilution adjustments effected in connection with the public offering of our common stock on or about April 29, 2019, the exercise price of the Warrants was reduced to $2.00 per share of common stock.”; and (ii) the first sentence of the third paragraph under “Description of Securities We are Offering – Warrants” in the Prospectus Supplement is hereby amended and restated to read as follows: “Each Warrant sold in the offering had an initial exercise price of $2.85 per share; however, as a result of anti-dilution adjustments effected in connection with the public offering of our common stock on or about April 29, 2019, the exercise price of the Warrants was reduced to $2.00 per share of common stock.”

This Supplement No. 1 should be read in conjunction with, and may not be delivered or utilized without, the Prospectus Supplement and the Base Prospectus, which are to be delivered with this Supplement No. 1. This Supplement No. 1 is qualified by reference to the Prospectus Supplement and the Base Prospectus, except to the extent that the information in this Supplement No. 1 amends, updates, restates and/or supersedes the information contained in the Prospectus Supplement and the Base Prospectus.

Our common stock is listed on Nasdaq Capital Market under the symbol “MKGI.” On April 30, 2019, the last reported sale price of our common stock was $2.40 per share. We do not intend to apply to list the warrants on any securities exchange.

Investing in our securities involves a high degree of risk. Before deciding whether to invest in our securities, you should consider carefully the risks that we have described under the caption “Risk Factors” beginning on page S-10 of the Prospectus Supplement and under the caption “Risk Factors” in our most recently filed Annual Report on Form 10-K and Quarterly Report on Form 10-Q, each as filed with the Securities and Exchange Commission, which is incorporated in the Prospectus Supplement by reference in its entirety.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Supplement No. 1 is May 1, 2019.

905,000 shares of Common Stock;

724,000 Warrants to purchase shares of Common Stock; and

724,000 shares of Common Stock issuable upon exercise of Warrants

PROSPECTUS SUPPLEMENT

Roth Capital Partners

Supplement No. 1

May 1, 2019